BAYTEX CREDIT CORP

4899 MONTROSE BLVD APT 805

HOUSTON TX 77006-6166

Folake Ayoola

Special Counsel

Office of Information Technologies and Services

Division of Corporation Finance

Securities And Exchange Commission

Washington, D.C. 20549

January 8, 2018

Re:	Baytex Credit Corp.
Registration Statement on Form 10 Filed November 15, 2017 Amendment No. 1 to Registration Statement on Form 10 Filed November 20, 2017 File No. 000-55870

Ms. Ayoola,

Baytex Credit Corp., (the "Company"), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act") that the Company's Registration Statement on Form 10-12G, filed with the Securities and Exchange Commission ("SEC") on November 15, 2017, together with all exhibits and amendments thereto ("Registration Statement"), be withdrawn effective immediately.  No securities have been issued or sold under the Registration Statement.  The Registration Statement has not been declared effective by the SEC.

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

Yours truly,

/s/ Martin Estill

Martin Estill

President and Chief Executive Officer